SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MedQuist Inc.
(Name of Subject Company (Issuer))
MedQuist Holdings Inc.
(formerly CBaySystems Holdings Limited)
(Name of Filing Person (Offeror))

Shares of Common Stock, no par value per share (Title of Class of Securities)	584949101 (CUSIP Number of Class of Securities)

Robert Aquilina
Chairman and Chief Executive Officer
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, Tennessee 37067
(615) 261-1740
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

D. Rhett Brandon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Colin Diamond Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$60,833,253.56	$7,230

*	Estimated solely for the purpose of calculating the filing fee. This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, relating to an exchange offer (the “Exchange Offer”) by MedQuist Holdings Inc., a Delaware corporation, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of common stock, no par value, of MedQuist Inc., a New Jersey corporation. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by calculating the product of $9.095, the average of the bid and asked price per share of the MedQuist Inc. common stock on The NASDAQ Global Market on January 31, 2011 times 6,688,648 shares of MedQuist Inc. common stock. The number of shares of MedQuist Inc. common stock represents the maximum number of shares of common stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$5,504 Form S-4 File No. 333-170003	Filing Party: Date Filed:	MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) October 18, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relating to the Exchange Offer by MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited), a corporation organized under the laws of Delaware, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of MedQuist Inc. common stock, no par value, on the terms and subject to the conditions set forth in this document and in the prospectus dated February 3, 2011, as amended by the prospectus dated February 11, 2011 and incorporated by reference herein as Exhibit (a)(1)(A) (the “Prospectus”) and the letter of transmittal incorporated by reference herein as Exhibit (a)(1)(B) (the “Letter of Transmittal”).
     Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Prospectus.
     The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all items required in this Tender Offer Statement, as more particularly described below.

Item 1. Summary Term Sheet.
Item 1 is hereby amended and supplemented as follows:
     “On March 4, 2011, MedQuist Holdings Inc. (“MedQuist Holdings”) extended the expiration of the Exchange Offer until 5:00 p.m., New York City time, on Friday, March 11, 2011, unless further extended or earlier terminated. The Exchange Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 4, 2011. The expiration date of the Exchange Offer has been extended pursuant to the settlement of previously disclosed litigation in respect of the Exchange Offer. At 3:00 p.m. New York City time on March 4, 2011, a total of 4,952,831 shares of common stock of MedQuist Inc., representing approximately 74% of the outstanding shares of common stock of MedQuist Inc. that MedQuist Holdings does not currently own, had been validly tendered and not withdrawn. Those shares, together with the shares of common stock of MedQuist Inc. that MedQuist Holdings already owns, represent more than 95% of the outstanding shares of common stock of MedQuist Inc. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F).”
Item 4. Terms of the Transaction.
Item 4 is hereby amended and supplemented as follows:
     “On March 4, 2011, MedQuist Holdings extended the expiration of the Exchange Offer until 5:00 p.m., New York City time, on Friday, March 11, 2011, unless further extended or earlier terminated. The Exchange Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 4, 2011. The expiration date of the Exchange Offer has been extended pursuant to the settlement of previously disclosed litigation in respect of the Exchange Offer. At 3:00 p.m. New York City time on March 4, 2011, a total of 4,952,831 shares of common stock of MedQuist Inc., representing approximately 74% of the outstanding shares of common stock of MedQuist Inc. that MedQuist Holdings does not currently own, had been validly tendered and not withdrawn. Those shares, together with the shares of common stock of MedQuist Inc. that MedQuist Holdings already owns, represent more than 95% of the outstanding shares of common stock of MedQuist Inc. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F).”
Item 11. Additional Information.
Item 11 is hereby amended and supplemented as follows:
     “On February 8, 2011 and February 10, 2011, plaintiffs Victor N. Metallo and Joseph F. Lawrence, respectively, filed purported shareholder class action complaints in the Superior Court of New Jersey, Burlington County (Chancery Division). In their complaints, the plaintiffs purported to be shareholders of MedQuist Inc. and sought to represent a class of MedQuist Inc. minority shareholders in pursuit of claims against defendants, MedQuist Inc., MedQuist Holdings and MedQuist Inc. board members, Robert M. Aquilina, Frank Baker, Peter Berger, John F. Jastrem, Colin J. O’Brien, Warren E. Pinckert, Michael Seedman, and Andrew Vogel.
     Plaintiffs alleged that the defendants breached certain fiduciary duties they owed to minority shareholders in connection with the structuring and disclosure of the exchange offer. Among other things, the plaintiffs contended that (a) the exchange offer is procedurally and financially unfair, (b) the January 21, 2011 and February 16, 2011 Schedules 14D-9 that MedQuist Inc. filed with the Securities and Exchange Commission and the February 3, 2011 Prospectus that MedQuist Holdings filed with the Securities and Exchange Commission (the “SEC”) are materially misleading and incomplete, and (c) the exchange offer was structured by the defendants in order to circumvent the provisions of the New Jersey Shareholders’ Protection Act. Plaintiffs sought, among other things, preliminary and permanent injunctive relief enjoining consummation of the exchange offer, unspecified damages, pre- and post-judgment interest and attorneys’ fees and costs. The two plaintiff actions were consolidated on February 22, 2011 under the caption In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11.
     On March 4, 2011, the parties entered into a memorandum of understanding (the “MOU”) with respect to settling the shareholder litigation. Under the terms of the MOU, MedQuist Holdings has agreed that if, as a result of the Exchange Offer, it obtains ownership of at least 90% of the outstanding common stock of MedQuist Inc., MedQuist Holdings will conduct a short-form merger under applicable law to acquire the remaining shares of MedQuist Inc. common stock that it does not then own at the same exchange ratio applicable under the Exchange Offer. MedQuist Inc. has agreed to make certain supplemental disclosures concerning the Exchange Offer, which will be contained in a filing on Schedule 14D-9 to be made by MedQuist Inc. with the SEC. The settlement and dismissal of the shareholder litigation are conditioned upon, among other things, execution of a final settlement stipulation and court approval. A copy of the memorandum of understanding is attached hereto as Exhibit (a)(5)(G).”
Item 12. Exhibits

(a)(5)(F)	Press Release, dated March 4, 2011, announcing the extension of the Exchange Offer.
(a)(5)(G)	Memorandum of Understanding, In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11, dated March 4, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2011

MEDQUIST HOLDINGS INC.
By:	/s/ CLYDE SWOGER
Clyde Swoger
Chief Financial Officer

EXHIBIT INDEX

(a)(5)(F)	Press Release, dated March 4, 2011, announcing the extension of the Exchange Offer.

(a)(5)(G)	Memorandum of Understanding, In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11, dated March 4, 2011.

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